Exhibit 99.19

MANAGEMENT'S DISCUSSION & ANALYSIS

The following management's discussion and analysis ("MD&A") is management's assessment of the results and financial condition of Hollinger Inc. and its subsidiaries and should be read in conjunction with the audited consolidated financial statements for the financial years ended December 31, 2005, March 31, 2006 and March 31, 2007, together with the related notes contained therein (the "Financial Statements"). Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.  As used in this MD&A, "2007 financial year" or "financial year ended March 31, 2007" means the twelve months ended March 31, 2007, "2006 financial year" or "financial year ended March 31, 2006" means the three months ended March 31, 2006, and "2005 financial year" or "financial year ended December 31, 2005" means the twelve months ended December 31, 2005.  Readers should note that the 2006 financial year is a three-month period and, accordingly, readers should take into account any annualization required to make proper comparisons to the 2007 financial year and the 2005 financial year, which are both twelve-month periods.

Except as otherwise stated, all dollar amounts are in Canadian dollars and tabular amounts are in thousands of dollars.  The date of this MD&A is June 20, 2007.

Forward-Looking Statements

This MD&A contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies in which the Corporation has investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive or other actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.  See the Corporation's Annual Information Form for the year ended March 31, 2007 to be dated on or about June 28, 2007 (the "Annual Information Form") filed with Canadian Securities regulators and available on SEDAR at www.sedar.com for a full description of the risk factors that affect the Corporation.

Overview

The principles underlying the preparation of management's discussion and analysis, as outlined in National Instrument 51-102 – Continuous Disclosure Obligations, are predicated on the issuer having an active business operation, including the business activity of buying, holding and selling investments. For the financial statement periods covered by this MD&A, the Corporation has largely been driven by a unique set of challenges that have effectively caused the Corporation to cease its business activities, consisting primarily of newspaper publishing, as conducted prior to 2003. Much of management's time and effort during the past few years has been devoted to dealing with numerous and complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under its senior indebtedness.

Hollinger Inc. is an open-end investment holding corporation and a "mutual fund corporation" under the Income Tax Act (Canada).

The Corporation's principal asset is its interest in Sun-Times, in which it currently holds an approximate 70.0% voting interest and 19.7% equity interest.  For periods covered by the Financial Statements ending on or prior to March 31, 2006, the Corporation's percentage ownership in Sun-Times was an approximate 66.8% voting interest and 17.4% equity interest.  The increase in ownership interests of Sun-Times in subsequent periods was a result of Sun-Times' stock repurchase program that was completed during 2006.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.

In published financial statements in respect of periods ending on or prior to September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised control (as that term is defined in the Canadian Institute of Chartered Accountants Handbook (the "CICA Handbook")) over Sun-Times.  The business and affairs of the Corporation and Sun-Times and its subsidiaries were predicated on the fact that, as a majority shareholder of Sun-Times, the Corporation controlled Sun-Times.  However, during November 2003, certain events occurred that caused the Corporation to cease to control or exercise significant influence (as those terms are defined in the CICA Handbook), over Sun-Times. These same events also prevented the Corporation from preparing its financial statements on a consolidated basis for the year ended December 31, 2003.

As a result of the Corporation's inability to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file its 2004 financial statements on a basis that was not in accordance with GAAP solely with respect to the presentation of its deficit as at January 1, 2004.  On March 7, 2007, the Corporation filed with Canadian securities regulators, among other things, annual financial statements for the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 and its interim financial statements for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006.  On April 10, 2007, the OSC issued an order revoking the MCTO.

Through the reporting periods that are the subject of this MD&A, the Corporation owned a portfolio of commercial real estate in Canada and a newspaper publishing business in Costa Rica.  As at March 31, 2007, the majority of the real estate assets had been sold, or were subject to agreements to sell, including its corporate office building at 10 Toronto St., Toronto, Canada.  Subsequent to March 31, 2007, the Corporation entered into an agreement to sell and sold its remaining newspaper publishing business in Costa Rica.

The Corporation's retractable common shares and Series II preference shares are listed on the Toronto Stock Exchange under the trading symbols HLG.C and HLG.PR.B, respectively.

Historically, the Corporation's primary sources of cash flows were dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  In December 2006, Sun-Times suspended its quarterly dividend of five cents (US$0.05) per share.  The Corporation's cash expenses principally relate to legal and advisory fees and interest expenses.

References to "note" below are to the notes to the Financial Statements.

Basis of Presentation and Going Concern

The Financial Statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures  (collectively, the "Indentures") governing its 11.875% senior secured notes due 2011 (the "Senior Notes") (see note 10), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 13, 14 and 15), the suspension of dividends by Sun-Times in December 2006, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, its continuing excess of cash outflows over its cash inflows and the depletion of the Corporation’s non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

Use of Non-GAAP Measures

The Corporation has not used any non-GAAP measures in this MD&A.

Results of Operations for the Financial Years Ended March 31, 2007, March 31, 2006 and December 31, 2005

A summary of operating data for the financial years ended March 31, 2007, March 31, 2006 and December 31, 2005 is set out below:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
REVENUE	$9,728	$2,590	$70,896
EXPENSES	108,968	22,526	190,310
NET FOREIGN CURRENCY (LOSSES) GAINS	605	(266)	3,128
NET LOSS BEFORE INCOME TAXES	(98,635)	(20,202)	(116,286)
RECOVERY OF INCOME TAXES	(13,447)	(2,645)	(24,053)
NET LOSS	$(85,188)	$(17,557)	$(92,233)
LOSS PER RETRACTABLE COMMON SHARE – Basic and diluted	$(2.44)	$(0.50)	$(2.64)
Weighted average shares outstanding – basic and diluted	34,945,776	34,945,776	34,945,776

Revenue

Revenue is comprised of the following:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Investment and dividend income	$4,836	$1,614	$65,396
Newspaper publishing revenues	4,117	719	3,992
Other revenues	775	257	1,508
	$9,728	$2,590	$70,896

Investment and dividend income is comprised of the following:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Dividend income	$2,407	$926	$62,766
Interest income	2,429	688	2,630
	$4,836	$1,614	$65,396

Dividend income

The Corporation's principal sources of revenue in these reporting periods were dividends from its investment in Class A and Class B shares of Sun-Times.  In the fiscal years reported, dividend income is summarized as follows:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Sun-Times' regular quarterly dividends of US$0.05 per Class A and Class B share	$1,694	$926	$3,816
Sun-Times' special dividends (US$3.50 in 2005 and US$2.00 in 2004)	–	–	58,802
Hollinger Canadian Newspapers LP ("HNCLP") dividends	3	–	148
Other – Cayman Free Press Ltd.	710	–	–
	$2,407	$926	$62,766

Dividend income is recorded on ex-dividend date and when collectibility is reasonably assured.  Withholding taxes at the rate of 5% are recorded in income tax expense.

2007 compared with 2006

There was no change in the number of Class A and Class B shares of Sun-Times held by the Corporation at the end of the 2007 and 2006 fiscal years.

Dividend income in the 2007 financial year reflects two dividends from Sun-Times, each of US$0.05 per share.  Dividend income in the 2006 financial year reflects one dividend from Sun-Times of US$0.05 per share.  On December 13, 2006, Sun-Times suspended the payment of the dividends.

The Corporation also received a dividend of $0.7 million from its investment in Cayman Free Press Ltd. ("CFPL").  The Corporation owns indirectly a 39.99% interest in CFPL.  No dividends were received in respect of the Corporation's investment in CFPL in the 2006 financial year.  In addition, in the 2007 financial year, the Corporation received a dividend of approximately $3,000 from its investment in HCNLP.  No dividend was received from HCNLP in the 2006 financial year.

2006 compared with 2005

There was no change in the number of Class A and Class B shares of Sun-Times held by the Corporation at the end of the 2006 and 2005 financial years.

Dividend income in the 2006 financial year reflects one dividend from Sun-Times of US$0.05 per share.  Dividend income from Sun-Times for the 2005 financial year reflects four quarterly dividends of US$0.05 per share, or US$0.20 for the financial year, plus a special dividend of US$3.50 per share declared in January 2005.

In addition, in 2005, the Corporation received a dividend of $0.1 million from its investment in HCNLP.  No dividend was received from HCNLP in the 2006 financial year.

Interest income

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Interest income	$2,429	$688	$2,630

Interest income is comprised principally of interest revenue from investment of funds remaining from the receipt of special dividends from Sun-Times and from the investment of funds received from the sale of its real estate properties.  Previously, the Corporation had agreed with the United States Securities and Exchange Commission (the "SEC") to deposit the amount of special dividends from Sun-Times and, subject to any overriding rights of the holders of the Senior Notes, the amount of any similar subsequent distributions made by Sun-Times, net of applicable withholding taxes, into an escrow account with a licensed trust company. The escrow agreement provided that the Corporation had access to the escrowed funds for ordinary business and certain other enumerated purposes.  The final disbursement of escrow funds occurred on February 27, 2007 and the escrow agreement terminated on February 28, 2007.

In addition, Domgroup Ltd. ("Domgroup"), a wholly-owned subsidiary of the Corporation which holds and manages real estate assets and provides for pension obligations for its former grocery store employees, earns interest income from investment of funds excess to its needs arising from proceeds of real estate sales and a vendor take-back mortgage in the principal amount of $2.7 million relating to a real estate sale in 2004.  The mortgage bears interest at the Canadian chartered bank prime rate, which ranged from 4.00% at the commencement of the mortgage in August 2004 to 6.00% at March 31, 2007.  In addition, the Corporation accrued interest of $0.2 million related to a vendor take-back mortgage in respect of the sale of the property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario.  This vendor take-back mortgage was sold subsequent to March 31, 2007.

2007 compared to 2006

For the 2007 financial year, interest income from the investment of funds surplus to the Corporation's immediate needs was $2.4 million, compared with $0.7 million for the 2006 financial year.

Interest income related to Domgroup's mortgages receivable was $258,000 during the 2007 financial year compared with $39,000 during the 2006 financial year.  In addition to the vendor take-back mortgage from the 2004 transaction, during the 2007 financial year, Domgroup also held a vendor take-back mortgage in the amount of $9.8 million, which was interest free until October 31, 2008, in connection with the sale of a property in October 2006, which mortgage was subsequently sold for proceeds of $8.3 million.

2006 compared to 2005

For the 2006 financial year, interest income from the investment of funds surplus to the Corporation's immediate needs was $0.7 million, compared with $2.6 million for the 2005 financial year.

Interest income related to Domgroup's mortgage receivable was $39,000 during the 2006 financial year compared with $127,000 in the 2005 financial year.

Newspaper publishing revenues

Newspaper publishing revenues are comprised of the following:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Advertising	$3,312	$496	$3,111
Circulation	532	136	499
Commercial printing and other	273	87	382
	$4,117	$719	$3,992

In 1990, the Corporation began acquiring an interest in Editorial La Razon S.A. ("ELR"), a Costa Rican company, which owns and publishes La Republica newspaper in San Jose, Costa Rica.  As at March 31, 2007, the Corporation owned a 99.9% interest in ELR.  La Republica is a small  circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising, circulation and commercial printing.  As at December 31, 2005, March 31, 2006 and March 31, 2007, the assets of ELR represented less than 2% of the consolidated assets of the Corporation.  On April 9, 2007, the Corporation agreed to sell all of the shares of ELR to SRB CR Limitada, a Costa Rican corporation, for US$2 million, which sale closed on May 30, 2007.

2007 compared to 2006

Newspaper publishing revenues for the 2007 financial year were $4.1 million, compared to $0.7 million in the 2006 financial year, reflecting the increased length of the subsequent period and the typical seasonality of revenues in the newspaper publishing business during the three-month period that constituted the 2006 financial year.

2006 compared to 2005

Newspaper publishing revenues for the 2006 financial year were $719,000, reflecting the fact that the first calendar quarter, which constituted the 2006 financial year, historically generates the lowest quarterly advertising revenue and this seasonality is evident for La Republica.  Revenues in the 2005 financial year were $4.0 million.

Other revenues

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Other revenues	$775	$257	$1,508

Other revenues are comprised principally of rental income from leases of various real estate properties.

2007 compared to 2006

Other revenues for the 2007 financial year were $775,000, an increase from $257,000 in the 2006 financial year.  The reduction in rental income, on an annualized basis, reflects the sale during the 2007 financial year of the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario.

2006 compared to 2005

For the 2006 financial year, rental income was $0.3 million.  For the 2005 financial year, rental income was $1.5 million.  Rental income declined by approximately $42,000 per month with effect from June 2005 as a result of the sale of properties owned in Windsor, Ontario.

Expenses

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Total expenses as reported	$108,968	$22,526	$190,310
Net unrealized and realized gains (losses) on investments and Series II preference shares included in above	(61,714)	(9,948)	(125,485)
Expenses, excluding net unrealized and realized gains (losses) on investments and Series II preference shares	$47,254	$12,578	$64,825

Net unrealized and realized gains on investments and Series II preference shares included in above:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Unrealized and realized losses on investments	$64,938	$10,468	$132,035
Unrealized and realized gains on Series II preference shares	$(3,224)	$(520)	$(6,550)

Investments

Sun Times Class A and Class B shares

The investment in Sun-Times Class A and Class B shares is valued at the current bid price of the Class A shares at the end of the reporting period.

2007 compared to 2006

At March 31, 2007, the bid price of a Sun-Times Class A share was $5.65 (US$4.90), compared with the bid price of $9.77 (US$8.37) at March 31, 2006, representing a decrease of $4.12 (US$3.47) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun-Times Class A and Class B shares.  The unrealized loss recorded for the 2007 financial year arising from the decrease in the Sun-Times Class A share price between the two reporting dates was $64.9 million.

During the quarter ended March 31, 2007, the Corporation recorded an unrealized loss of $0.6 million relating to the decrease in the fair value of its investment in Sun-Times based on the last bid price of a Sun-Times Class A share.

2006 compared to 2005

At March 31, 2006, the bid price of a Sun-Times Class A share was $9.77 (US$8.37), compared with the bid price of $10.43 (US$8.95) at December 31, 2005, representing a decrease of $0.66 (US$0.58) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun-Times Class A and Class B shares.  The unrealized loss recorded for the 2006 financial year arising from the decrease in the Sun-Times Class A share price between the two reporting dates was $10.5 million.

Series II and Series III preference shares

The Series II preference shares of the Corporation are recorded in the accounts based on the fair value, being the bid price, of the Sun-Times Class A shares for which they are exchangeable. The Series II preference shares are redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.

2007 compared to 2006

At March 31, 2007, the equivalent fair value of a Series II preference share was $2.60, compared with the equivalent fair value of $4.49 at March 31, 2006, representing a decrease of $1.89.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.  The unrealized gain recorded for the 2007 financial year arising from the decrease in the fair value of the Series II preference shares between the two reporting dates was $3.2 million.

During the quarter ended March 31, 2007, the Corporation recorded an unrealized gain of $0.3 million relating to the decrease in the fair value of the Series II preference share liability.

2006 compared to 2005

At March 31, 2006, the equivalent fair value of a Series II preference share was $4.49, compared with the equivalent fair value of $4.80 at December 31, 2005, representing a decrease of $0.31.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.  The unrealized gain recorded for the 2006 financial year arising from the decrease in the fair value of the Series II preference shares between the two reporting dates was $0.5 million.

Further information regarding the key items in expenses, excluding net unrealized and realized gains (losses) on investments and Series II preference shares, is as follows:

Gain on sale of property included in above

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Gain on sale of property	$18,589	$69	$1,651

On October 31, 2006, Domgroup, a subsidiary of the Corporation, sold the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for gross proceeds of $19.6 million. Pursuant to the sale, Domgroup received cash of $9.8 million, together with a vendor take-back mortgage.  The Corporation recorded a gain on sale of $17.5 million with respect to this property.

The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95% per annum, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.  The mortgage receivable was recorded at its fair value of $8.3 million as of March 31, 2007, and was sold subsequent to March 31, 2007 for proceeds of $8.3 million.

On January 31, 2007, Domgroup sold the real property located at 280 Hurontario Street, Collingwood, Ontario for a sale price of $2.8 million to Charis Developments Ltd.

On November 15, 2005, the Corporation completed the sale of a property in Vancouver, British Columbia.  Net cash proceeds of $9.5 million were received.  The Corporation recorded a gain on sale of $1.4 million with respect to this property.

General and administrative expenses

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
General and administration, including 10 Toronto St. site costs, management and employee costs, public company costs and non-income related tax expenses(1)	$2,101	$1,712	$6,266
Expenses related to real estate operations	767	146	702
Expenses of Peter G. White Management Ltd. ("PGWML"), an entity controlled by Peter G. White ("White"), a director and executive officer of the Corporation until June 8, 2005	–	–	397
Related to post-retirement benefit obligations	507	(239)	322
Directors' and officers' insurance	1,702	468	852
	$5,077	$2,087	$8,539
Note:

(1)
The amount of general and administration expenses in respect of the 2007 financial year does not compare directly with the 2006 financial year and the 2005 financial year.  The amounts in respect of the 2006 financial year and the 2005 financial year include $0.8 million and $1.4 million, respectively, of tax, audit and certain consulting fees that were grouped with professional fees and other expenses for the 2007 financial year.  These amounts were not reclassified in the Financial Statements.

2007 compared to 2006

During the 2007 financial year, general and administrative expenses were $5.1 million, an increase of $3.0 million from the 2006 financial year, in which general and administrative expenses were $2.1 million.  The general and administrative expenses for the 2007 financial year included increases of approximately $0.6 million in expenses related to real estate operations, $0.7 million in expenses related to post-retirement benefit obligations and $1.2 million in expenses related to directors' and officers' insurance.  Significant differences in costs result from a decrease in the number of employees of the Corporation over the period from December 31, 2005 to March 31, 2007.

2006 compared to 2005

During the 2006 financial year, general and administrative expenses were $2.1 million compared to $8.5 million in the 2005 financial year.  The decrease in general and administrative expenses for the 2006 financial year resulted from reductions in management and employee costs and a short reporting period for the 2006 financial year as compared to the 2005 financial year.  Also, during the 2006 financial year there were decreases of $0.6 million in expenses related to real estate operations, $0.6 million in expenses related to post-retirement benefit obligations and $0.4 million in expenses related to directors' and officers' insurance.

Interest Expense – External

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Senior Notes	$13,579	$3,456	$14,505
Interest expense - Series II preference shares	84	43	2,906
Other interest	1,595	145	579
Total interest expense	$15,258	$3,644	$17,990

Senior Notes

2007 compared with 2006

During the 2007 financial year and the 2006 financial year, the amount of Senior Notes outstanding was constant at US$93 million.  In both periods, the interest rate was 12.875% per annum.

2006 compared with 2005

During the 2006 financial year and the 2005 financial year, the amount of Senior Notes outstanding was constant at US$93 million.  In both periods, the interest rate was 12.875% per annum.

Interest Expense – Series II Preference Shares

Each Series II preference share entitles the holder to a dividend equal to the Canadian dollar equivalent on the payment date thereof of any dividend on 0.46 of a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.  During the 2007 financial year, dividends were accrued, but not declared by the Board of Directors, in the amount of $84,000 and, accordingly, the Corporation incurred a related interest expense of $84,000.

Dividends on the Series II preference shares are not paid until declared by the Board of Directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.

2007 compared with 2006

During the 2007 financial year, there was an interest expense of $84,000 recorded by the Corporation, compared to the 2006 financial year, in respect of which an interest expense of $43,000 was recorded.

2006 compared to 2005

Interest expense in 2005 reflected the increased dividend on Sun-Times Class A shares in respect of that period as compared to the 2006 financial year.  The increased interest expense in the 2005 financial year reflects special dividends paid by Sun-Times in the first quarter of 2005.

Other interest

In all periods, other interest relates principally to interest on various tax reassessments, as well as bank charges.  While the Corporation had sufficient tax losses to offset the amounts reassessed by the Canada Revenue Agency, interest and penalties totalling $1.0 million were paid in the fourth quarter of 2007.

Interest Expense – Related Parties

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Related to amounts paid by Conrad Black under Strine Judgment	$2,714	$650	$2,485
Related to amounts payable to Sun-Times	5,258	1,220	4,714
	$7,972	$1,870	$7,199

Related to Amounts Paid by Conrad Black

Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Strine Judgment"), the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 15(g)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

Related to Amounts Payable to Sun-Times

This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind).  The aggregate outstanding principal and accrued interest was $40.5 million (US$35.1 million) at March 31, 2007, $35.6 million (US$30.5 million) at March 31, 2006, and $34.3 million (US$29.4 million) at December 31, 2005.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011.

Stock-based compensation

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Stock-based compensation	$27	$197	$1,669

Stock option expense relates solely to options issued in 2005, under the Advisory Agreement under which the former Chief Restructuring Officer's services were provided (the "Advisory Agreement").  The Corporation granted options to purchase an aggregate of 1,000,000 common shares under its option plan at an exercise price of $5.50.  The expense for accounting purposes using the Black-Scholes pricing model has been determined to be $1.9 million, all of which is recognized as expenses in the period July 15, 2005 to April 15, 2006, being the option vesting period.  Using the Black-Scholes pricing model, the aggregate fair value of options granted during the 2005 financial year was estimated to be $1.9 million.  On May 7, 2007, the Corporation issued 1,000,000 options to Wes Voorheis, Chief Executive Officer of the Corporation, at an exercise price of $0.70 per share, all of which vested on the date of grant.

2007 compared with 2006

Stock-based compensation for the 2007 financial year was $27,000 compared to $197,000 in the 2006 financial year.  Though there were no options granted in either the 2006 or 2007 financial year, the expenses in the 2006 financial year relate to the vesting of options granted in the 2005 financial year.

At March 31, 2007, there were 1,000,000 options outstanding, all of which were fully vested, having an exercise price of $5.50 per share.

2006 compared to 2005

Stock-based compensation for the 2006 financial year was $197,000 compared to $1.7 million in the 2005 financial year.  The expenses in the 2005 and 2006 financial years relate to the vesting of options granted under the Advisory Agreement in the 2005 financial year.

Professional fees and other expenses (net)

	Financial Year ended March 31, 2007	Three months ended March 31, 2006	Financial Year ended December 31, 2005
Legal and advisory fees	$21,410	$3,444	$11,695
Provision for legal fees related to claims	–	500	1,625
Other	–	–	988
	$21,410	$3,944	$14,308

2007 compared to 2006

During the 2007 financial year, professional fees and other expenses were $21.4 million compared to $3.9 million in the 2006 financial year.  The $17.5 million increase in professional fees and other expenses was mostly a result of an $18.0 million increase in legal and advisory fees, from $3.4 million in the 2006 financial year.  The increase in litigation costs during the 2007 financial year was largely attributable to proceedings brought by the Corporation to obtain Mareva orders against the property and assets of Conrad Black, Barbara Amiel-Black and David Radler.  This accounts for most of the difference based on an annualized rate of expenses for the 2006 financial year.

2006 compared to 2005

During the 2006 financial year, professional fees and other expenses were $3.9 million compared to $14.3 million in the 2005 financial year.  Based on an annualized rate of expenses, professional fees and other expenses were consistent.

Legal fees indemnity

	Financial Year ended March 31, 2007	Three months ended March 31, 2006	Financial Year ended December 31, 2005
Legal fees indemnity	$11,523	$–	$–

2007 compared to 2006

During the 2007 financial year, the Corporation increased its provision for disputed amounts potentially due to Sun-Times and others relating to indemnities of the Corporation's former directors and officers (see note 3(d)).

Net foreign currency gains (losses)

	Financial Year ended March 31, 2007	Three months ended March 31, 2006	Financial Year ended December 31, 2005
Net foreign currency gains (losses)	$605	$(266)	$$3,128

	Exchange rate used for translation of US$ denominated financial statement line items
	2007	2006	2005
Balance sheet reporting date	1.1530	1.1670	1.1656
Period-over-period decline	-1.2%	+0.1%	-3.1%

Due to the Corporation's current financing arrangements, it is unable to effectively hedge against the impact of future declines in the US dollar against the Canadian dollar.

The Corporation's principal assets denominated in US dollars were cash and restricted cash, principally relating to balances remaining from the special dividends of US$82.4 million declared by Sun-Times in December 2004 and January 2005 and received in the period from January to March 2005.  The Sun-Times Class A and B shares are denominated in US dollars in the marketplace and together with escrow deposits (see note 2), the Senior Notes (see note 10), and amounts due to Sun-Times (see note 3) account for the Corporation's foreign currency exposure.

The Corporation's principal liabilities denominated in US dollars are the principal of the Senior Notes of US$93 million and accrued interest related thereto, accrued dividends on Series II preference shares, the Sun-Times loan payable in the principal amount of US$20.4 million plus interest, the disputed related party payable in the principal amount of US$15.3 million recorded for amounts paid by Black with respect to the Strine Judgment and approximately US$15.7 million accrued for contingent legal matters relating to indemnification of former officers and directors.

2007 compared with 2006

The change in the net US dollar liability position during the 2007 financial year was due primarily to the increase in the amounts accrued for contingent legal matters relating to indemnification of Sun-Times' former officers and directors from approximately US$8 million to US$15.7 million.  In addition, the net foreign currency gain was impacted by US dollar denominated assets and liabilities, including the Senior Notes (see note 10), escrow deposits (see note 2) and amounts due to Sun-Times (see note 3). The Corporation recorded a net foreign currency gain of $0.6 million in the 2007 financial year.

2006 compared with 2005

There was no material change in the net US dollar liability position of the Corporation in the 2006 financial year and no significant change in the US/Canadian dollar exchange rate at the beginning and end of that period.  The Corporation recorded a net foreign currency loss of $0.2 million in the 2006 financial year.

In the 2005 financial year, a foreign currency gain of $3.1 million was recorded, reflecting the impact of the approximate 3% weakening in the US dollar vis-à-vis the Canadian dollar.  The Corporation's net US dollar denominated liability position was significantly reduced in 2005 from the receipt of special dividends from its Sun-Times investment of US$82.4 million in January and March 2005.

Net Loss Before Recovery of Income Taxes

2007 compared to 2006

Net loss before taxes was $98.6 million for the 2007 financial year, compared with $20.2 million for the 2006 financial year, an increase in the loss of $78.4 million.  The increased losses were driven principally by an increase in the unrealized losses on investments, which resulted primarily from the reduction in the value of the Sun-Times Class A and B shares owned by the Corporation.  An increase in general and administrative expenses was offset, in part, by increased gains on the sale of properties.  During the 2007 financial year, the value of the Sun-Times Class A and B shares owned by the Corporation declined by approximately 42.2% with a similar reduction in the value of the Series II preference shares.

2006 compared to 2005

Net loss before taxes was $20.2 million for the 2006 financial year, compared with $116.3 million for the 2005 financial year.  The reduction in net losses before taxes was driven principally by a reduction in the unrealized losses on investments during that period.  During the stub period to March 31, 2006, the value of the Sun-Times Class A and B shares owned by the Corporation declined by approximately 6.4% with a similar reduction in the value of the Series II preference shares.

Income Taxes

2007 compared to 2006

Recovery of income taxes in the 2007 financial year was $13.4 million, compared with an income tax recovery of $2.6 million in the 2006 financial year.  These amounts are largely accounting recoveries and will not result in any increase in cash balances of the Corporation.

The benefit of tax losses is  not recorded unless the Corporation has determined that it is more likely than not that it will utilize losses.  Income tax recovery relates principally to the tax impact of the mark-to-market adjustments on the Sun-Times shares owned by the Corporation which are recorded at capital gains rates, rather than basic income rates.

2006 compared to 2005

Recovery of income taxes in the 2006 financial year was $2.6 million, compared with an income tax recovery of $24.1 million in the 2005 financial year.

Net Income and Basic and Diluted Income Per Retractable Share

2007 compared to 2006

Net loss for the 2007 financial year was $85.2 million, compared with net loss for the 2006 financial year of $17.6 million.

Basic and diluted loss per retractable share for the 2007 financial year were $2.44, compared with $0.50 during the 2006 financial year.  The weighted average number of retractable and common shares used in the calculation of basic and diluted income per share in both periods was unchanged.

2006 compared to 2005

Net loss for the 2006 financial year was $17.6 million, compared with net loss for the 2006 financial year of $92.2 million.

Basic and diluted loss per retractable share for the 2006 financial year were $0.50, compared with $2.64  during the 2005 financial year.  The weighted average number of retractable and common shares used in the calculation of basic and diluted income per share in both periods was unchanged.

Liquidity And Capital Resources

Reference is made to "Basis of Presentation and Going Concern" at the beginning of this MD&A. The Corporation has no operating lines of credit and must finance its requirements from available cash and cash flow.

Financial Position

The following chart sets out significant changes in the balance sheet items between March 31, 2007 and March 31, 2006.

2007 compared with 2006

	2007	2006	Explanation of Changes
Current assets	$40,694	$63,396	(1)
Investments	89,174	154,112	(2)
Property and equipment	1,376	1,588	(3)
Non-current restricted cash	1,751	9,916	(4)
Future income tax assets	10,851	11,011	(5)
Mortgages receivable	11,445	2,949	(6)
	$155,291	$242,972

Senior Notes (current)	$107,229	$108,531	(7)
Other current liabilities	115,536	104,059	(8)
Future income taxes	13,589	26,020	(9)
Post-retirement benefits	9,436	9,837	(10)
	$245,790	$248,447

Explanation of changes

(1)           Current Assets

The decrease in current assets of $22.7 million during the 2007 financial year is comprised of a decrease in cash and restricted cash of $20.4 million (resulting primarily from a payment of interest of $13.6 million (US$12.0 million) on the Senior Notes during the 2007 financial year and use of the residual funds held in escrow by the SEC for ongoing operations).

(2)           Investments

The decrease in investments in the 2007 financial year is $64.9 million, which relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The fair value per share declined from $9.77 (US$8.37) at March 31, 2006 to $5.65 (US$4.90) at March 31, 2007, causing $65.0 million of the decrease with the appreciation of the Canadian dollar having a negligible effect.  There was no change in the number of Class A and Class B shares of Sun-Times (in aggregate, 15,772,923) owned by the Corporation during the period.

(3)           Property and Equipment

The reduction of $212,000 in property and equipment during the 2007 financial year is principally due to amortization expense and $45,000 moved to assets held for sale.

(4)           Non-Current Restricted Cash

The Corporation's non-current restricted cash was $1.8 million, down from $9.9 million at March 31, 2006.  The reduction relates primarily to the settlement of outstanding claims with certain former independent directors as described more fully in notes 3(g) and 13(l).

(5)           Future Income Tax Assets

There was a decrease in future income tax assets of $0.2 million reflecting increases of $33.3 million in net operating loss carry forwards and $2.4 million in other future income tax assets, offset by an increase in the valuation allowance of $35.9 million.

(6)           Mortgages Receivable

The Corporation's mortgage receivable balance increased by $8.5 million during the 2007 financial year to $11.4 million at March 31, 2007 from $2.9 million at March 31, 2006.  This increase reflects the $9.8 million vendor take-back mortgage received by the Corporation in connection with the sale of the property at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario recorded at a fair value of $8.3 million together with interest on the previous balance.

(7)           Senior Notes

After March 31, 2005, the Corporation was not in compliance with certain covenants and, as a result, the outstanding amount of the Senior Notes has been classified as a current liability on the Corporation's consolidated balance sheet.  The reduction in the amount of liability in respect of the Senior Notes of $1.3 million is a result of the appreciation of the Canadian dollar against the US dollar.

(8)           Other Current Liabilities

The increase of $11.5 million in other current liabilities during the 2007 financial year is principally due to an increase of $14.3 million in the amounts due to related parties.  Other current liabilities decreased by $2.8 million relating to decreases in liabilities in respect of retractable preference shares of $3.2 million and income taxes payable of $1.6 million offset, in part, by an increase in accounts payable and accrued liabilities of $2.0 million.  The changes in the amounts due to related parties over the 2007 financial year were driven primarily by increases of $9.2 million in the disputed amounts due to Sun-Times relating to indemnities of former directors and officers (see notes 3(d) and 13(l)), $5.0 million due to Sun-Times and its subsidiaries and $2.5 million of a disputed amount due to Conrad Black.  These increases were offset, in part, by a reduction of $2.3 million in disputed amounts accrued for severance and unpaid fees of former directors reflecting the settlement agreement with such persons discussed further at note 3(g) to the Financial Statements.

(9)           Future Income Taxes

The liability recorded by the Corporation in respect of future income taxes at March 31, 2007 was $13.6 million, down $12.4 million from March 31, 2006.  This decrease was primarily attributable to the fact that the balances reported as future income taxes payable at the end of the reporting periods result from the difference between fair value of the Corporation's investment in Class A and Class B shares of Sun-Times and the Corporation's adjusted cost base of the shares (see "Investments" above).

(10)           Post-Retirement Benefits

There was no material change in post-retirement benefits in the 2007 financial year.  The amounts were determined by a third-party actuarial report at each reporting date.

2006 compared with 2005

The following chart sets out significant changes in the balance sheet items between March 31, 2006 and December 31, 2005.

	2006	2005	Explanation of Changes
Current assets	$63,396	$66,496	(1)
Investments	154,112	164,625	(2)
Property and equipment	1,588	10,433	(3)
Non-current restricted cash	9,916	9,866	(4)
Future income tax assets	11,011	10,014	(5)
Mortgage receivable	2,949	2,909	(6)
	$242,972	$264,343

Other current liabilities	$104,059	$106,322	(7)
Senior Notes	108,531	108,401	(8)
Future income taxes	26,020	27,484	(9)
Post retirement benefits	9,837	10,082	(10)
	$248,447	$252,289

Explanation of changes

(1)           Current Assets

The decrease of $3.1 million during the 2006 financial year is comprised of a decrease in cash and restricted cash of $11.6 million (including payment of interest of $6.8 million (US$6 million) on March 1, 2006),  the inclusion in current assets at March 31, 2006 of $9.0 million representing the book value of assets held for sale, and net other changes of $0.4 million.

(2)           Investments

The decrease in investments in the 2006 financial year is $10.5 million, which relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The fair value per share declined from $10.43 (US$8.95) at December 31, 2005 to $9.77 (US$8.37) at March 31, 2006.  There was no change in the number of Class A and Class B shares of Sun-Times (15,772,923) owned by the Corporation during the period.

(3)           Property and Equipment

The reduction of $8.8 million in the 2006 financial year is principally due to amortization expense of $0.5 million, the reclassification as current assets of $8.2 million representing the book value of assets held for sale and the sale of a property in Hamilton, Ontario.

(4)           Non-Current Restricted Cash

There was no significant change in the amount of non-current restricted cash in the 2006 financial year.

(5)           Future Income Tax Assets

The increase of $1 million relates to the recording of a future income tax asset for that portion of losses in the 2006 financial year for which it is more likely than not that the tax asset will be realized.

(6)           Mortgage Receivable

There was no material change in the mortgage receivable balance during the period.  While interest accrues on the mortgage and is capitalized, it is not yet payable by the mortgagor.

(7)           Other Current Liabilities

The decline of $2.3 million in the 2006 financial year is principally due to a reduction of $3.5 million in the amount of interest accrued on the Senior Notes due to the semi-annual interest payment on March 1, 2006 offset by an increase of $1.9 million in amounts due to related parties relating to additional related-party interest on interest-bearing liabilities.

(8)           Senior Notes

After March 31, 2005, the Corporation was not in compliance with certain covenants and, as a result, the outstanding amount of the Senior Notes has been classified as a current liability on the Corporation's consolidated balance sheet.

(9)           Future Income Taxes

Over 80% of the balances reported as future income taxes payable at the end of the reporting periods relates to the future tax liability recorded on the difference between the fair value of the Corporation's investment in Class A and Class B shares of Sun-Times and the Corporation's adjusted cost base of the shares.  The decrease of $1.5 million is related principally to change in the future tax liability recorded on the decline in the fair value of the shares between the two reporting dates (see "Investments" above).

(10)           Post-Retirement Benefits

There was no material change in post-retirement benefits in the 2006 financial year.  The amounts were determined by a third-party actuarial valuation at each reporting date.

Liquidity – Summary of operating, investing and financing activities

	Financial Year ended March 31, 2007	Three months ended March 31, 2006	Financial Year ended December 31, 2005
CASH FLOWS FROM:
OPERATING ACTIVITIES	$(40,581)	$(11,366)	$39,631
INVESTING ACTIVITIES	$53,224	15,818	(38,100)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	12,643	4,452	1,531
CASH AND CASH EQUIVALENTS – Beginning of year	18,645	14,193	12,662
CASH AND CASH EQUIVALENTS – End of year	$31,288	$18,645	$14,193

Cash Flows – 2007 compared to 2006

Operating

Negative cash flows from operating activities during the 2007 financial year were $40.6 million compared with $11.4 million in the three months ended March 31, 2006.  In the 2007 financial year, the Corporation recorded dividend revenue from Sun-Times of $1.7 million compared with dividend revenue of approximately $1.0 million in the 2006 financial year and $62.6 million in the 2005 financial year.

Financing

There were no cash flows provided by financing activities during the 2007 financial year.

Investing

Cash flows provided by investing activities during the 2007 financial year were $53.2 million, compared to cash flows of $15.8 million for the 2006 financial year.  The main contributor to the change is $12.0 million in proceeds from the sale of properties during the year and the release of restricted cash amounts of $41 million, including the collapse of the directors' indemnity trust.

Cash Flows – 2006 compared to 2005

Operating

Negative cash flows from operating activities for the 2006 financial year were $11.4 million, compared with positive cash flows used from operating activities of $39.6 million for the 2005 financial year.  In the 2005 financial year, the Corporation recorded dividend revenue from Sun-Times of $62.6 million compared with dividend revenue of approximately $1.0 million in the three-month period ended March 31, 2006.

Financing

There were no cash flows provided by financing activities for the 2007 financial year or the 2006 financial year.

Investing

Cash flows provided by investing activities for the 2006 financial year were $15.8 million, compared to cash flows of $38.1 million for the 2005 financial year.  The main contributor to the change is movement in the restricted cash balances required to be maintained by the Corporation.

Beginning in June 2004, the Corporation placed certain amounts in trust in support of the Corporation's indemnities in respect of certain former directors.  On June 30, 2004, $500,000 of cash was placed in trust. On February 7, 2005, an additional $1.5 million was placed in trust.  On March 30, 2005, a further $6.0 million was deposited into the same trust account.

On July 7, 2005, the Corporation established a similar trust to that described above in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.

Off Balance Sheet Arrangements

The Corporation's off balance sheet arrangements relate primarily to indemnities provided by the Corporation to the initial purchasers of the Senior Notes, to landlords under operating leases, to purchasers in connection with the disposition of assets by the Corporation, as well as indemnities maintained in respect of certain settled claims by former directors and actions for indemnification and contribution in connection with proceedings against certain former directors and related parties.  Information regarding the Corporation's off balance sheet arrangements is set out in note 14 to the Financial Statements, which note is hereby incorporated by reference into this MD&A.

Financial Instruments and Other Instruments

The Corporation had no financial instruments other than those that are recognized in the financial statements and have been discussed in other sections of this MD&A and in documents incorporated by reference herein.

Contractual Obligations

The Corporation's contractual obligations are set out below:
	Payments Due by Period
	Total(1)	Less than 1 year	1-3 years	4-5 years	After 5 years
Retractable Series II preference shares	$4,423	$4,423	$–	$–	$–
Senior secured notes	107,229	107,229	–	–	–
Operating leases	593	328	250	15	–
Total Contractual Obligations	$112,245	$111,980	$250	$15	$–

Note:
(1)  See also Related Party Transactions section below.

Contingencies and Legal Matters

Information regarding the Corporation's contingencies and legal matters is set out in notes 13 and 15 to the Financial Statements, which notes are hereby incorporated by reference into this MD&A.

Risk Factors

The risk factors affecting the Corporation, including those relating to Sun-Times, are set out under the caption "Risk Factors" in the Annual Information Form, which section is hereby incorporated by reference into this MD&A.

Overview of Sun-Times Media Group Inc.

The Corporation's principal asset is its interest in Sun-Times, in which it currently holds an approximate 70.0% voting interest and 19.7% equity interest.  Information regarding Sun-Times is set out in the Annual Information Form under the caption "Description of the Business – Sun-Times", which section is hereby incorporated by reference into this MD&A.

Sun-Times' Shareholders' Rights Plan

Information regarding Sun-Times' Shareholders' Rights Plan is set out in the Annual Information Form under the caption "Corporate Structure – Sun-Times' Shareholders' Rights Plan", which section is hereby incorporated by reference into this MD&A.

2007-2008 Outlook

The Financial Statements were prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt upon the validity of this assumption and, as a result, realization of assets and discharge of liabilities are subject to significant uncertainty.

The Corporation is a holding company and its principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times.  Currently, the Corporation's monthly cash outflows (principally related to interest on the Senior Notes and legal and advisory fees) exceed cash inflows (principally related to Sun-Times dividends, which were suspended in December 2006, rents and interest).  As a result, the Corporation's ability to meet its future financial obligations is, in the absence of dividend income from Sun-Times, dependent upon the availability of cash flows from its remaining real estate and related assets, and managed levels of spending on other fees and expenses.

The Financial Statements have been prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the Indentures (see note 10), contingent liabilities related to various disputes, investigations, indemnities and legal proceedings (see notes 13, 14, and 15), the suspension of dividends by Sun-Times, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, the continuing excess of the Corporation’s cash outflows over its cash inflows and the depletion of the Corporation’s non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

Related Party Transactions

Information with respect to the Corporation's related party transactions is set out at note 3 to the Financial Statements, which note is hereby incorporated by reference into this MD&A.

Fourth Quarter

This MD&A sets out in the relevant sections disclosure related to the events and items that affected the Corporation's financial condition, cash flow and results of operations during the fourth quarter of the 2007 financial year.  Reference should be made to notes 2(c), 3(b), 3(d), 3(l), 3(m), 5, 6(c), 13(l), 13(p) and 15(i) to the Financial Statements which set out the changes that occurred in the fourth quarter and at year-end.  To the extent that any of these notes is not otherwise incorporated by reference into this MD&A, such notes are hereby incorporated into this MD&A.

Employee Future Benefits

Information with respect to the Corporation's liabilities in respect of post-retirement benefits is set out in note 11 to the Financial Statements, which note is hereby incorporated by reference into this MD&A.

Subsequent Events

Information with respect to events occurring subsequent to the Corporation's financial year ended March 31, 2007 is set out in note 20 to the Financial Statements, which note is hereby incorporated by reference into this MD&A.

Critical Accounting Policies

Information with respect to the Corporation's critical accounting policies is set out in note 1 to the Financial Statements, which note is hereby incorporated by reference into this MD&A.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Corporation's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Corporation's disclosure controls and procedures and internal controls over financial reporting for the issuer.  They are assisted in fulfilling this responsibility by the management team.  The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures and the design of internal controls at March 31, 2007, have concluded that the Corporation's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Corporation and its subsidiaries (other than Sun-Times) would have been known to them.  The Corporation identified an internal control weakness in the financial reporting process, specifically a lack of segregation of duties.  Such a lack of segregation of duties is common to many small companies.  Management believes it has remedied this control weakness by enhancing the review of the accounting process, by supplementing the existing accounting staff with third party contractors, and by management oversight and approvals.

During the period from March 31, 2007 to the date of this MD&A, there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are likely to materially affect, the Corporation's internal control over financial reporting.

Share Capital

As at June 20, 2007, there were outstanding

34,945,776 retractable common shares
1,701,995 Series II preference shares
2,000,000 stock options

Public Securities Filings

You may access other information about the Corporation, including the Annual Information Form and other disclosure documents, reports, statements or other information that is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com.

Material Assumptions

Income Taxes

Income taxes are accounted for using the liability method and the income tax provision is based on the expected tax treatment of transactions recorded in the consolidated financial statements.  Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using  36.12%.  In determining the current and future components of the tax provision, management makes assumptions about the expected timing of the reversal of future tax assets and liabilities.  If tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

For every material future asset, the likelihood of realization of some portion or all of the asset was evaluated.  If, based on the available evidence, it was determined that it was more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance against that asset is recorded.  For the years reported, the future income tax asset was:

	Asset	Allowance	Net
2007	$88,720	$(77,869)	$10,851
2006	$52,936	$(41,925)	$11,011
2005	$48,634	$(38,620)	$10,014

Future Employee Benefits

The determination of the cost and obligations associated with providing post-retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited, requires the use of various assumptions, including the discount rate to measure obligations, mortality and expected healthcare cost trends.  These assumptions are re-evaluated each year and variations between the actual results and anticipated results will affect reported amounts in future periods.  The Corporation retains an individual actuarial expert to prepare the calculations and advise the Corporation on the selection of assumptions.

Quarterly Information (unaudited)

Selected Quarterly Information

Financial Year ended	March 31, 2007				March 31, 2006	December 31, 2005
	Q4	Q3	Q2	Q1	Q1	Q4	Q3	Q2

REVENUE	$2,609	$1,758	$2,675	$2,686	$2,590	$3,338	$3,092	$3,835
NET FOREIGN CURRENCY GAINS (LOSSES)	2,886	(7,828)	(422)	5,969	(266)	2,336	5,887	156
NET LOSS	$17,042	$22,689	$31,577	$13,880	$17,557	$18,950	$18,064	$21,002
LOSS PER RETRACTABLE COMMON SHARE – Basic and diluted	$ 0.49	$0.65	$0.90	$0.40	$0.50	$0.54	$0.52	$0.60
Weighted average shares outstanding – basic and diluted	34,945,776				34,945,776